                                                    This filing is made pursuant
                                                         to Rule 424(b)(5) under
                                                           the Securities Act of
                                                         1933 in connection with
                                                      Registration No. 333-62228
PROSPECTUS SUPPLEMENT
AUGUST 2, 2001
(TO PROSPECTUS DATED JULY 20, 2001)

                                  $125,000,000

                          MERCURY GENERAL CORPORATION

                                 [MERCURY LOGO]

                          7.25% SENIOR NOTES DUE 2011

                           -------------------------

     We will pay interest on the notes semi-annually at the rate of 7.25% per year on February 15 and August 15 of each year, commencing on February 15, 2002. The notes will be senior obligations of our company and will rank equally with any unsecured and unsubordinated indebtedness from time to time outstanding.

     We have the option to redeem all or a portion of the notes at any time at the redemption price described in "Description of the Notes -- Optional Redemption" on page S-4.
                           -------------------------

                                                              PER NOTE       TOTAL
                                                              --------       -----
Public offering price (1)...................................   99.723%    $124,653,750
Underwriting discount.......................................     .650%    $    812,500
Proceeds to us before expenses..............................   99.073%    $123,841,250

-------------------------
(1) Plus accrued interest from August 7, 2001, if settlement occurs after that date.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The underwriters expect to deliver the notes in New York, New York on or about August 7, 2001 through the book-entry facilities of The Depository Trust Company.

                           -------------------------

        BOOK-RUNNING MANAGER

BANC OF AMERICA SECURITIES LLC                               MERRILL LYNCH & CO.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT

Mercury General Corporation.................................   S-1
Recent Financial Results....................................   S-2
Use of Proceeds.............................................   S-2
Capitalization..............................................   S-2
Selected Consolidated Financial Information.................   S-3
Description of the Notes....................................   S-4
Underwriting................................................  S-10
Legal Matters...............................................  S-11

PROSPECTUS

About this Prospectus.......................................     1
Mercury General Corporation.................................     1
Forward-Looking Statements..................................     3
Use of Proceeds.............................................     4
Ratio of Earnings to Fixed Charges..........................     4
Description of Debt Securities..............................     5
Plan of Distribution........................................    15
Experts.....................................................    16
Legal Matters...............................................    16
Where You Can Find More Information.........................    17

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE WILL NOT MAKE AN OFFER TO SELL THESE DEBT SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT AND IN THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF THE DATES ON THEIR RESPECTIVE COVERS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

                          MERCURY GENERAL CORPORATION

     Mercury General is an insurance holding company for a group of property and casualty insurance companies engaged primarily in writing automobile insurance in California, Florida, Georgia, Illinois, Oklahoma, Texas and Virginia. Founded in 1961 by George Joseph, our President and Chief Executive Officer, we have become a leading provider of automobile insurance in California. In 1989, we began expanding our operations outside of California, initially in Georgia and Illinois. Since that time, we have continued to expand our operations in Georgia and Illinois and have begun operations in Florida, Oklahoma, Texas and Virginia through acquisitions and internal growth.

     The types of coverage offered to our automobile policyholders include bodily injury liability, underinsured and uninsured motorist, personal injury protection, property damage liability, comprehensive, collision and other hazards. The insurance policies offered by our subsidiaries are sold to the public through more than 2,000 independent insurance agents and brokers. With approximately 771,000 private passenger automobile policies in force in California as of December 31, 2000, Mercury General was the sixth largest automobile insurer in California among both direct and agency insurance companies. Approximately 85% of our total gross insurance premiums written in 2000 were derived from automobile insurance premiums written in California. Our subsidiaries also write homeowners' insurance, mechanical breakdown insurance, commercial and dwelling fire insurance and commercial property insurance.

     In 2000, A.M. Best & Co. assigned a rating of A+ (Superior) to all of our insurance subsidiaries other than American Mercury Insurance Company and American Mercury Lloyds Insurance Company, which are rated A- (Excellent), and other than Mercury County Mutual Insurance Company, which we acquired in September 2000 and which is currently under review by A.M. Best & Co.

     Our consolidated net income was $109.4 million for the year ended December 31, 2000 and $24.7 million for the three months ended March 31, 2001. As of March 31, 2001, our total assets were $2.2 billion, including our investment portfolio which had a market value of $1.8 billion.

     Our headquarters are located at 4484 Wilshire Boulevard, Los Angeles, California 90010. Our telephone number is (323) 937-1060. We also maintain offices in a number of locations in California, Florida, Illinois, Georgia, New York, Oklahoma, Texas and Virginia.

                                  OUR STRATEGY

     Our key strategies include focusing on our core automobile insurance business, supplementing our core business with other complementary lines, and growing our geographic presence. Elements of our strategy to achieve profitable growth include:

     - continuing to expand our core business geographically;

     - maintaining strong underwriting results through strict underwriting procedures and actuarially sound pricing;

     - increasing the strength of our relationships with our independent agents and brokers;

     - developing new systems for ease of use by agents and insureds; and

     - maintaining a conservative balance sheet and strong financial position.

                            RECENT FINANCIAL RESULTS

     On July 30, 2001, we reported our results for the three- and six-month periods ended June 30, 2001. Net premiums written in the quarter were $350.7 million, a 12.0% increase over 2000, and net premiums written for the first six months were $694.0 million, a 9.2% increase over 2000. Net operating income (consisting of net income, excluding capital gains and losses, net of taxes) for the second quarter of 2001 was $26.5 million compared with net operating income for the second quarter of 2000 of $25.6 million. Net operating income for the first six months of 2001 was $48.4 million compared with $54.5 million in 2000.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the offering of approximately $123.8 million. We intend to use a substantial portion of the net proceeds of the offering to repay the outstanding indebtedness under our credit facilities. Our $75,000,000 credit facility matures November 21, 2001, and as of June 30, 2001 had $75,000,000 outstanding with a weighted average interest rate of 6.03% for the six month period ending June 30, 2001. Our $30,000,000 credit facility matures October 26, 2001, and as of June 30, 2001 had $27,000,000 outstanding with a weighted average interest rate of 6.09% for the six month period ending June 30, 2001. We entered into our $30,000,000 credit facility on October 27, 2000 to repay the outstanding indebtedness under a prior credit facility. We intend to use any additional proceeds for general corporate purposes, including paying debt, repurchasing common stock, investing in our subsidiaries and for working capital, capital expenditures and acquisitions. To the extent we do not use the net proceeds for repayment of debt immediately, we may invest the proceeds in marketable securities.

                                 CAPITALIZATION

     The following table sets forth our unaudited consolidated capitalization as of March 31, 2001 and as adjusted for the offering of the notes and the application of the proceeds to the repayment of outstanding indebtedness. You should read this table in conjunction with our unaudited consolidated financial statements and the related notes contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

                                                        AS OF MARCH 31, 2001
                                                      -------------------------
                                                        ACTUAL      AS ADJUSTED
                                                      ----------    -----------
                                                      (IN THOUSANDS OF DOLLARS)
Debt:
  Notes offered hereby..............................  $       --    $  125,000
  Notes payable.....................................     107,578         5,578
                                                      ----------    ----------
          Total debt................................     107,578       130,578

Shareholders' equity:
  Common Stock, without par value or stated value;
     70,000,000 shares authorized; 54,198,623 issued
     and outstanding................................      52,209        52,209
  Accumulated other comprehensive income............      33,175        33,175
  Unearned ESOP compensation........................      (1,750)       (1,750)
  Retained earnings.................................     962,230       962,230
                                                      ----------    ----------
          Total shareholders' equity................   1,045,864     1,045,864
                                                      ----------    ----------
          Total capitalization......................  $1,153,442    $1,176,442
                                                      ==========    ==========

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information for each of the years in the five-year period ended December 31, 2000 has been derived from our audited consolidated financial statements. The selected consolidated financial information for the three months ended March 31, 2001 and 2000 has been derived from our unaudited consolidated financial statements, and includes, in our opinion, all adjustments of a normal recurring nature necessary to present fairly the financial information below. You should read the following information in conjunction with the information set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the related notes, incorporated by reference in this prospectus supplement and the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

                              THREE MONTHS ENDED
                                  MARCH 31,                                 YEAR ENDED DECEMBER 31,
                           ------------------------    ------------------------------------------------------------------
                              2001          2000          2000          1999          1998          1997          1996
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                                      (IN THOUSANDS OF DOLLARS, EXCEPT RATIOS)
SUMMARY OF OPERATIONS:
Revenues:
  Net premiums earned....  $  323,772    $  304,655    $1,249,259    $1,188,307    $1,121,584    $1,031,280    $  754,724
  Investment income,
    net..................      28,019        25,484       106,466        99,374        96,169        86,812        70,180
  Realized investment
    gains (losses),
    net..................       4,384         1,482         3,944       (11,929)       (3,926)        4,973        (3,173)
  Realized gain from sale
    of subsidiary........          --            --            --            --         2,586            --            --
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Other..................       1,274         1,757         6,349         4,924         5,710         4,881         3,233
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
    Total revenues.......     357,449       333,378     1,366,018     1,280,676     1,222,123     1,127,946       824,964
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Losses and expenses:
  Losses and loss
    adjustment
    expenses.............     240,217       213,644       901,781       789,103       684,468       654,729       501,858
  Policy acquisition
    costs................      71,501        67,106       268,657       267,399       252,592       224,883       160,019
  Other operating
    expenses.............      15,271        14,919        59,733        50,675        44,941        33,579        24,493
  Interest...............       1,863         1,671         7,292         4,960         4,842         4,976         2,004
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
    Total expenses.......     328,852       297,340     1,237,463     1,112,137       986,843       918,167       688,374
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Income before income
  taxes..................      28,597        36,038       128,555       168,539       235,280       209,779       136,590
Income taxes.............       3,889         6,100        19,189        34,830        57,754        53,473        30,826
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net income...............  $   24,708    $   29,938    $  109,366    $  133,709    $  177,526    $  156,306    $  105,764
                           ==========    ==========    ==========    ==========    ==========    ==========    ==========
Operating Income (1).....  $   21,858    $   28,975    $  106,802    $  141,463    $  178,397    $  153,074    $  107,826
                           ==========    ==========    ==========    ==========    ==========    ==========    ==========
BALANCE SHEET DATA (AT
  PERIOD END):
Total investments and
  cash...................  $1,826,731    $1,637,450    $1,800,896    $1,583,517    $1,592,532    $1,451,259    $1,171,892
Total assets.............   2,169,915     1,959,213     2,142,263     1,906,367     1,877,025     1,725,532     1,419,927
Unpaid losses and LAE....     482,716       432,615       492,220       434,843       405,976       409,061       336,685
Unearned premiums........     381,401       357,625       365,579       340,846       327,129       309,376       260,878
Notes payable............     107,578        95,000       107,889        92,000        78,000        75,000        75,000
Shareholders' equity.....  $1,045,864    $  936,537    $1,032,905    $  909,591    $  917,375    $  799,592    $  641,222
OPERATING RATIOS (GAAP):
Loss ratio...............        74.2%         70.1%         72.2%         66.4%         61.0%         63.5%         66.5%
Expense ratio............        26.8%         26.9%         26.3%         26.8%         26.6%         25.1%         24.4%
                           ----------    ----------    ----------    ----------    ----------    ----------    ----------
Combined ratio...........       101.0%         97.0%         98.5%         93.2%         87.6%         88.6%         90.9%
                           ==========    ==========    ==========    ==========    ==========    ==========    ==========
Operating return on
  average shareholders'
  equity (2).............         8.4%         12.6%         11.0%         15.5%         20.8%         21.2%         17.9%

---------------
(1) Operating income excludes extraordinary items, realized investment gains (losses), and realized gain from sale of subsidiary, in each case net of taxes.

(2) Operating income divided by average shareholders' equity.

                            DESCRIPTION OF THE NOTES

     We have summarized provisions of the notes below. This summary supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the debt securities under the caption "Description of Debt Securities" in the accompanying prospectus.

GENERAL

     We will issue the notes as a separate series of securities under an indenture between us and Bank One Trust Company, National Association, as trustee. This indenture is described in the accompanying prospectus.

     We are initially offering the notes in the principal amount of $125,000,000. We may, without the consent of the holders, issue additional notes and thereby increase that principal amount in the future, on the same terms and conditions and with the same CUSIP number as the notes we offer by this prospectus supplement.

     The notes will mature on August 15, 2011 and will bear interest at a rate of 7.25% per year. Interest on the notes will accrue from August 7, 2001, or from the most recent interest payment date to which interest has been paid or duly provided for. We:

     - will pay interest on the notes semi-annually on February 15 and August 15 of each year, commencing on February 15, 2002;

     - will pay interest to the person in whose name a note is registered at the close of business on the February 1 or August 1 preceding the interest payment date;

     - will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

     - will make payments on the notes at the offices of the trustee; and

     - may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the notes register.

     If any interest payment date or maturity or redemption date falls on a day that is not a business day, then the payment will be made on the next business day without additional interest and with the same effect as if it were made on the originally scheduled date. "Business day" means any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or required to close.

     We will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and multiples of $1,000. The notes will not have the benefit of any sinking fund.

OPTIONAL REDEMPTION

     We may redeem the notes, in whole or in part, at our option at any time or from time to time. The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

     - 100% of the principal amount of the notes being redeemed on the redemption date; or

     - the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any interest payments accrued to the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined below), as determined by the Reference Treasury Dealer (as defined below), plus 25 basis points;

plus, in each case, accrued and unpaid interest on the notes to the redemption date. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     We will mail notice of any redemption at least 30 days but not more than 90 days before the redemption date to each registered holder of the notes to be redeemed. Once notice of redemption is mailed, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Reference Treasury Dealer Quotation.

     "Reference Treasury Dealer" means (A) Banc of America Securities LLC (or its affiliates which are Primary Treasury Dealers) and its successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by us.

     "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest).

RANKING

     The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness. As of March 31, 2001, we had approximately $107.6 million of indebtedness outstanding that would have ranked equally in right of payment with the notes. We intend to repay approximately $102.0 million of this indebtedness with the proceeds of the offering. Other than as described below, the indenture does not limit the amount of indebtedness we may incur.

     In addition, we conduct our operations through subsidiaries, which generate our operating income and cash flow. As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. Contractual provisions and insurance and other laws and regulations, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain the cash required to pay our obligations, including payments on the notes. Our direct insurance subsidiaries may pay dividends to us during 2001 of approximately $94.0 million. The notes will be effectively subordinated to the obligations of our subsidiaries, including claims of our policyholders and our creditors. This means that holders of the notes will have a junior position to the claims of policyholders and creditors of our subsidiaries on their assets and earnings.

LIMITED RESTRICTIONS ON ADDITIONAL INDEBTEDNESS

     Other than as described below, the indenture does not limit the amount of indebtedness that we or our subsidiaries may incur or give holders of the debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. However, the indenture does restrict our ability and our subsidiaries' ability to incur certain secured debt.

CERTAIN RESTRICTIONS

     For purposes of the lien limitation and sales of capital stock restrictions described below and this definition, a "subsidiary" is an entity of which more than 50% of the interests entitled to vote in the election of directors or managers is owned by any combination of us and our subsidiaries.

     Limitations of Liens on Common Stock of Designated Subsidiaries. Neither we nor any of our subsidiaries will be permitted to create, assume, incur or permit to exist any indebtedness secured by any lien on the common stock of any designated subsidiary unless the notes and, if we so elect, any other indebtedness of ours that is not subordinate to the notes and with respect to which the governing instruments require, or pursuant to which we are otherwise obligated to provide such security, are secured equally and ratably with this indebtedness for at least the time period this other indebtedness is so secured.

     "Designated subsidiary" means any present or future consolidated subsidiary of ours, the consolidated shareholders' equity of which constitutes at least 10% of our consolidated shareholders' equity. As of June 30, 2001, our designated subsidiaries were Mercury Casualty Company and Mercury Insurance Company.

     "Common stock" means, with respect to any designated subsidiary, capital stock of any class, however designated, except capital stock that is non-participating beyond fixed dividend and liquidation preferences and the holders of which have either no voting rights or limited voting rights, only in the case of certain contingencies, to elect less than a majority of the directors of such designated subsidiary, and shall include capital stock of any class, however designated, which are convertible into such common stock.

     "Indebtedness" means, with respect to any person, for purposes of this covenant:

     - the principal of, and any premium and interest on, indebtedness of the person for money borrowed and indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which that person is responsible or liable;

     - all capitalized lease obligations of that person;

     - all obligations of that person issued or assumed as the deferred purchase price of property, assets or businesses (except that the deferred purchase price shall not be considered indebtedness if the purchase price thereof is payable in full within 90 days from the date on which such indebtedness was created);

     - all obligations of that person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, other than obligations with respect to some letters of credit securing obligations entered into in the ordinary course of business;

     - all guarantees of that person of obligations of the type referred to above or dividends of other persons;

     - all obligations of the type referred to above of third parties secured by any lien on the common stock of our designated subsidiaries, the amount of this obligation being deemed to be the lesser of the value of the common stock of our designated subsidiaries or the amount of the obligation so secured; and

     - any amendments, modifications, refundings, renewals or extensions or any indebtedness or obligation described above.

     Limitations on Sales of Capital Stock of Designated Subsidiaries. So long as any notes are outstanding and except in a transaction otherwise permitted by the indenture, we will not issue, sell, transfer or dispose of capital stock of a designated subsidiary (other than preferred stock having no voting rights of any kind, except as required by law or in the event of non-payment of dividends), except to ourselves, to one of our subsidiaries or director's qualifying shares, if, after giving effect to any such transaction, we would own, directly or indirectly, less than 80% of the shares of the designated subsidiary. In addition, we will not permit any designated subsidiary to issue, sell, transfer or dispose of its capital stock (other than preferred stock having no voting rights of any kind, except as required by law or in the event of non-payment of dividends), except to ourselves, to one of our subsidiaries or director's qualifying shares, if, after giving effect to any such transaction, we would own, directly or indirectly, less than 80% of the shares of the designated subsidiary (other than preferred stock having no voting rights of any kind, except as required by law or in the event of non-payment of dividends) and in each case, except that any issuance, sale, transfer or other disposition permitted by us may only be made for at least a fair market value consideration as determined by our board of directors pursuant to a board resolution adopted in good faith; and the foregoing shall not prohibit the issuance or disposition of securities if required by any law or any regulation or order of any court or governmental or insurance regulatory authority.

NOTICES

     We will mail notices and communications to a holder's address as shown on the notes register.

PAYING AGENTS AND TRANSFER AGENTS

     The trustee will be the paying agent and transfer agent for the notes.

THE TRUSTEE

     Bank One Trust Company, National Association is the trustee under the indenture. We have engaged, and in the future may engage, in commercial banking transactions with affiliates of the trustee, in the ordinary course of business. An affiliate of the trustee is one of several lenders under our $75,000,000 credit facility. We intend to repay all of the outstanding indebtedness under our $75,000,000 credit facility with the proceeds of the offering.

BOOK-ENTRY DELIVERY AND SETTLEMENT

     We will issue the notes in the form of one or more permanent global notes in definitive, fully registered form. The global securities will be deposited with or on behalf of The Depository Trust Company, referred to as DTC, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

     DTC has advised us that:

     - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934;

     - DTC holds securities that its direct participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates;

     - Direct participants in DTC include securities brokers and dealers, trust companies, clearing corporations and other organizations;

     - DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.;

     - Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

     - The rules applicable to DTC and its participants are on file with the SEC.

     We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

     We expect that under procedures established by DTC:

     - Upon deposit of the global securities with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global securities; and

     - Ownership of the notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

     The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

     So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global security for all purposes under the indenture and under the notes. Except as described below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive the notes in the form of a physical certificate and will not be considered the owners or holders of the notes under the indenture or under the notes, and may not be entitled to give the trustee directions, instructions or approvals. For that reason, each holder owning a beneficial interest in a global security must rely on DTC's procedures and, if that holder is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global security.

     Neither we nor the trustee will have any responsibility or liability for any aspect of DTC's records relating to the notes or relating to payments made by DTC on account of the notes, or any responsibility to maintain, supervise or review any of DTC's records relating to the notes.

     We will make payments on the notes represented by the global securities to DTC or its nominee, as the registered owner of the notes. We expect that when DTC or its nominee receives any payment on the notes represented by a global security, DTC will credit participants' accounts with payments in amounts proportionate to their beneficial interests in the global security as shown in DTC's records. We also expect that payments by DTC's participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. DTC's participants will be responsible for those payments.

     Payments on the notes represented by the global securities will be made in immediately available funds. Transfers between participants in DTC will be made in accordance with DTC rules and will be settled in immediately available funds.

CERTIFICATED NOTES

     We will issue certificated notes to each person that DTC identifies as the beneficial owner of notes represented by the global securities upon surrender by DTC of the global securities only if:

     - DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

     - An event of default has occurred and is continuing; or

     - We decide not to have the notes represented by a global security.

     Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the notes to be issued.

                                  UNDERWRITING

     We are selling the notes to the underwriters named below under an underwriting agreement among us and the underwriters named below. The underwriters and the principal amount of notes each of them has severally agreed to purchase from us are as follows:

                                                              PRINCIPAL AMOUNT
                        UNDERWRITER                               OF NOTES
                        -----------                           ----------------
Banc of America Securities LLC..............................    $106,250,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................      18,750,000
                                                                ------------
  Total.....................................................    $125,000,000
                                                                ============

     The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent and that when these conditions are satisfied the underwriters will be obligated to purchase all of the notes.

     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue market-making at any time without notice. We can give no assurance as to the liquidity of, or any trading market for, the notes.

     The underwriters initially propose to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to some dealers at a price that represents a concession not in excess of .400% of the principal amount of the notes. Any underwriter may allow, and any of these dealers may reallow, a concession not in excess of .250% of the principal amount of the notes to some other dealers. After the initial offering of the notes, the underwriters may, from time to time, vary the offering price and the selling terms.

     We have agreed to indemnify the several underwriters against, or contribute to payments that the underwriters may be required to make in respect of, some liabilities, including liabilities under the Securities Act of 1933.

     We estimate that we will spend approximately $500,000 for expenses of the offering.

     In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the notes in the offering, if the underwriters repurchase previously distributed notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels. The underwriters are not required to engage in any of these activities at any time.

     In the ordinary course of their respective businesses, some of the underwriters and/or their affiliates have engaged, and expect in the future to engage, in investment banking, commercial banking, financial advisory and/or general financing transactions with us, for which they have received, and may in the future receive, customary fees and commissions for these services.

     An affiliate of Banc of America Securities LLC is the lender under our $30,000,000 credit facility, of which $27,000,000 is currently outstanding and will be repaid with the proceeds of the offering. Because the amount to be repaid to this affiliate will exceed 10% of the net proceeds from the sale of the notes, this offering is being conducted in compliance with the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

     Latham & Watkins, Los Angeles, California, will pass upon the validity of the notes offered pursuant to this prospectus supplement for Mercury General. Mayer, Brown & Platt, Chicago, Illinois, will pass upon certain legal matters for the underwriters.

PROSPECTUS


                                  $300,000,000

                          MERCURY GENERAL CORPORATION

                                Debt Securities

                           -------------------------

     We may offer and sell the debt securities from time to time in one or more offerings. This prospectus provides you with a general description of the debt securities we may offer.

     Each time we sell debt securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the debt securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the accompanying prospectus supplement, as well as the information we refer to under "Where You Can Find More Information," before you invest in any of our debt securities.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE DEBT SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------


                  The date of this prospectus is July 20, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    1
Mercury General Corporation.................................    1
Forward-Looking Statements..................................    3
Use of Proceeds.............................................    4
Ratio of Earnings to Fixed Charges..........................    4
Description of Debt Securities..............................    5
Plan of Distribution........................................   15
Experts.....................................................   16
Legal Matters...............................................   16
Where You Can Find More Information.........................   17

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a "shelf" registration statement that we filed with the United States Securities and Exchange Commission. By using a shelf registration statement, we may sell up to $300,000,000 aggregate offering price of debt securities described in this prospectus from time to time and in one or more offerings. This prospectus only provides you with a general description of the debt securities that we may offer. Each time we sell debt securities, we will provide a supplement to this prospectus that contains specific information about the terms of the debt securities. The supplement may also add, update or change information contained in this prospectus. Before purchasing any debt securities, you should carefully read both this prospectus and the accompanying prospectus supplement, together with the additional information described under the heading "Where You Can Find More Information."

     You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these debt securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the accompanying prospectus supplement is accurate as of the dates on their respective covers. Our business, financial condition, results of operations and prospects may have changed since those dates.

     When we refer to "we," "our" and "us" in this prospectus, we mean Mercury General Corporation, excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries. When we refer to "you" or "yours," we mean the offerees or holders of the applicable series of debt securities.

                          MERCURY GENERAL CORPORATION

     Mercury General is an insurance holding company for a group of property and casualty insurance companies engaged primarily in writing automobile insurance in California, Florida, Georgia, Illinois, Oklahoma, Texas and Virginia. The types of coverage offered to our automobile policyholders include bodily injury liability, underinsured and uninsured motorist, personal injury protection, property damage liability, comprehensive, collision and other hazards, each as specified in the applicable policy. Our subsidiaries also write homeowners' insurance, mechanical breakdown insurance, commercial and dwelling fire insurance and commercial property insurance. The insurance policies offered by our subsidiaries are sold to the public through more than 2,000 independent insurance agents. With approximately 771,000 private passenger automobile policies in force in California as of December 31, 2000, Mercury General was the sixth largest automobile insurer in California among both direct and agency insurance companies. Approximately 85% of our total gross insurance premiums written in 2000 were derived from automobile insurance premiums written in California.

     Our operations in California are conducted through Mercury Casualty Company, a California insurance company founded in 1961 by George Joseph, our president, chief executive officer and chairman of our board of directors, and two other insurance subsidiaries, Mercury Insurance Company and California Automobile Insurance Company. In 1989, we began expanding our operations outside of California, initially in Georgia and Illinois. Since that time, we have continued to expand our operations in Georgia and Illinois and have begun operations in Florida, Oklahoma, Texas and Virginia through acquisitions and internal growth.

     In 2000, A.M. Best & Co. assigned a rating of A+ (Superior) to all of our insurance subsidiaries other than American Mercury Insurance Company and American Mercury Lloyds Insurance Company, which are rated A- (Excellent), and other than Mercury County Mutual Insurance Company, which we acquired in September 2000 and which is currently under review by A.M. Best & Co.

     As a holding company with no significant business operations of its own, Mercury General relies on dividends from its insurance subsidiaries as the principal source of funds to meet its obligations, including the payment of principal of and any interest on its debt obligations, and to pay dividends to its shareholders. Each of our insurance subsidiaries is subject to the regulatory powers of the insurance department of its respective state of domicile. These states' insurance laws prohibit casualty insurance companies from paying dividends or advances within any twelve-month period, without prior regulatory approval, in excess of the greater of:

     - 10% of the insurance company's statutory earned surplus at the preceding December 31; or

     - the insurance company's net income for the calendar year preceding the date the dividend is paid.

     Under this test, Mercury General's direct insurance subsidiaries may pay dividends to Mercury General during 2001 of approximately $94 million.

     The above information is only a summary and is not comprehensive. For additional information concerning us, you should refer to the information described under "Where You Can Find More Information" in this prospectus.

     Mercury General's principal offices are located at 4484 Wilshire Boulevard, Los Angeles, California 90010. Our telephone number is (323) 937-1060. We also maintain offices in a number of locations in California, Florida, Illinois, Georgia, New York, Oklahoma, Texas and Virginia.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, any accompanying prospectus supplement, and the documents they incorporate by reference may contain statements that are not historical fact and constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are indicated by words or phrases such as "believe," "intend," "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "may," "should," "management believes," "we believe," "we intend" and other similar words or phrases. These statements may address, among other things, our strategy for growth, business development, regulatory approvals, market position, expenditures, financial results and reserves. Forward-looking statements are not guarantees of performance and are subject to important factors and events that could cause our actual business, prospects and results of operations to differ materially from the historical information contained in this prospectus and from those that may be expressed or implied by the forward-looking statements. Factors that could cause or contribute to such differences include, among others:

     - the intense competition currently existing in the California automobile insurance markets,

     - our success in expanding our business in states outside of California,

     - the impact of potential third party "bad-faith" legislation,

     - changes in laws or regulations, third party relations and approvals, and decisions of courts, regulators and governmental bodies, particularly in California,

     - our ability to obtain the approval of the California Insurance Commissioner for premium rate changes for private passenger automobile policies issued in California and similar rate approvals in other states where we do business,

     - our success in integrating and profitably operating the businesses we have acquired,

     - the level of investment yields we are able to obtain with our investments in comparison to recent yields,

     - the cyclical and general competitive nature of the property and casualty insurance industry and general uncertainties regarding loss reserve estimates, and

     - other uncertainties, all of which are difficult to predict and many of which are beyond our control.

     These important factors are discussed in more detail under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2000, our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2001, any accompanying prospectus supplements, and other documents we have filed with the SEC and which are incorporated by reference herein. You may obtain copies of these documents as described under "Where You Can Find More Information" in this prospectus.

     We assume no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required under federal securities laws. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in the case of any document we incorporate by reference, the date of that document. Investors also should understand that it is not possible to predict or identify all factors and should not consider the risks set forth above to be a complete statement of all potential risks and uncertainties. If the expectations or assumptions underlying our forward-looking statements prove inaccurate or if risks or uncertainties arise, actual results could differ materially from those predicted in any forward-looking statements.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the debt securities for general corporate purposes, including repaying, redeeming or repurchasing our existing debt or common stock, and for working capital, capital expenditures and acquisitions. We may invest funds not required immediately in securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of our earnings to fixed charges for each of the years in the five-year period ended December 31, 2000 and for the three months ended March 31, 2001:

                                            THREE MONTHS
                                               ENDED              YEAR ENDED DECEMBER 31,
                                             MARCH 31,      ------------------------------------
                                                2001        2000    1999    1998    1997    1996
                                            ------------    ----    ----    ----    ----    ----
Ratio of earnings to fixed charges........      12.5        14.1    23.9    36.1    32.5    40.3

     We have computed the ratio of earnings to fixed charges by dividing earnings before income taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense and one-third of the annual rent expense, which is a reasonable approximation of rental expense interest.

                         DESCRIPTION OF DEBT SECURITIES

     The following is a general description of the terms and provisions of the debt securities we may offer and sell by this prospectus. This summary is not meant to be a complete description of the debt securities. This prospectus together with any accompanying prospectus supplement will contain the material terms and conditions for each series of debt securities. The applicable prospectus supplement may add, update or change the terms and conditions of the debt securities as described in this prospectus.

     The debt securities will be governed by an indenture between us and Bank One Trust Company, N.A., as trustee. The indenture gives us broad authority to set the particular terms of each series of debt securities, including the right to modify certain terms contained in the indenture as described below under "Modification of Indenture." The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the indenture will be described in the prospectus supplement relating to such series of debt securities.

     The indenture contains the full legal text of the matters described in this section. The following is a summary of the material provisions of the indenture, and does not describe every aspect of the debt securities or the indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of terms used in the indenture. A copy of the indenture is attached as an exhibit to the registration statement of which this prospectus is a part. We also include references in parentheses to certain sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in a prospectus supplement, these sections or defined terms are incorporated by reference into this prospectus or into the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of a particular series of debt securities described in the applicable prospectus supplement or supplements.

     The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended, and may be supplemented or amended from time to time following its execution.

GENERAL

     We may issue an unlimited amount of debt securities under the indenture in one or more series. We need not issue all debt securities of one series at the same time and, unless otherwise provided in a prospectus supplement, we may reopen a series without the consent of the holders of the debt securities of that series for issuances of additional debt securities of that series.

     The debt securities will be issued as senior debt securities. The debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

     We refer you to the applicable prospectus supplement for a description of the following terms of each series of debt securities:

          (a) the title of the debt securities;

          (b) any limit upon the aggregate principal amount of the debt securities;

          (c) the person to whom interest is payable if other than the person in whose name the debt securities is registered;

          (d) the date or dates on which principal will be payable or how to determine the dates and the right, if any, to shorten or extend the date on which principal will be payable and the conditions to any such change;

          (e) the rate or rates or method of determination of interest, the date or dates from which interest will accrue, the dates on which interest will be payable, which we refer to as the "interest payment dates," the manner of determination of such interest payment dates, and any record dates for the interest payable on the interest payment dates;

          (f) whether we may extend the interest payment periods and, if so, the terms of any extensions;

          (g) the place or places where we must make payments on the debt securities and where any debt securities issued in registered form may be sent for transfer or exchange;

          (h) the period or periods during which, and the price or prices at which, and the terms and conditions on which the debt securities may be redeemed, in whole or in part, at our option;

          (i) the obligation, if any, of us to redeem or purchase the debt securities under any sinking fund, purchase fund or analogous provisions or at the option of a holder and the details of that obligation;

          (j) the denominations in which the debt securities will be issuable (if other than denominations of $1,000 and any integral multiple thereof);

          (k) any index or formula for determining the amount of principal of, premium, if any, or interest on the debt securities, and the manner of determining those amounts;

          (l) the currency, currencies, or currency units in which the principal of, premium, if any, or interest on any debt securities will be payable and the manner of determining the equivalent in the currency of the United States of America;

          (m) the currency, currencies or currency units in which the principal of, premium, if any, and interest is payable, at our option or the option of the holders, in one or more currencies or currency units other than those the debt securities are stated to be payable, and the terms and conditions of the option;

          (n) the amount we will pay or the manner in which such amount shall be determined if the maturity of the debt securities is accelerated;

          (o) if the principal amount payable on the maturity date will not be determinable on any one or more dates prior to the maturity date, the amount which will be deemed to be the principal amount as of any date for any purpose, including the principal amount which will be due and payable upon any maturity other than the maturity date, or the manner of determining that amount;

          (p) whether any terms of the indenture described below under "Defeasance and Covenant Defeasance" will not apply to any of the debt securities;

          (q) whether the debt securities are to be issued, in whole or in part, in the form of one or more global debt securities and, if so, the identity of the depositary for the global debt securities;

          (r) any addition, modification or deletion to any events of default or covenants that apply to the debt securities; and

          (s) any other terms of the debt securities of that series.

(See Section 301.)

PAYMENTS

     Unless we indicate differently in a prospectus supplement, we will pay interest on the debt securities on each interest payment date to the person in whose name the debt securities are registered as of the close of business on the regular record date relating to the interest payment date. However, if we default in paying interest on a debt security, we will set a special record and payment date and pay defaulted interest on the payment date to the registered holder of the debt security as of the close of business on a special record date, or we can propose to the trustee any other lawful manner of payment that is consistent with the requirements of any debt securities exchange on which the debt securities are listed for trading. (See Section 307.)

     Unless we indicate differently in a prospectus supplement, we will pay principal of and any premium and interest on the debt securities at stated maturity, upon redemption or otherwise, upon presentation of the debt securities at the office of the trustee, as the paying agent. Any other paying agent initially designated for the debt securities of a particular series will be named in the applicable prospectus supplement. We may designate additional paying agents, rescind the designations of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place where payments on the debt securities are payable. (See Section 1002.)

     If any maturity date, redemption date or interest payment date of the debt securities is not a business day at any place of payment, then payment of the principal, premium, if any, and interest may be made on the next business day at that place of payment. (See Section 113.)

FORM; TRANSFERS; EXCHANGES

     The debt securities will be issued

          (a) only in fully registered form;

          (b) without coupons; and

          (c) unless otherwise specified in a prospectus supplement, in denominations that are even multiples of $1,000. (See Section 302.)

     Unless we otherwise state in a prospectus supplement, you may have your debt securities divided into debt securities of smaller denominations (of at least $1,000) or combined into debt securities of larger denominations, each containing identical terms and provisions, as long as the total principal amount is not changed. This is called an "exchange." (See Section 305.)

     Unless we otherwise state in a prospectus supplement, you may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and exchanging and transferring debt securities. We may appoint another agent or act as our own agent for these purposes. The entity performing the role of maintaining the list of registered holders is called the "security registrar." It will also perform transfers. (See Section 305.)

     In our discretion, we may change the place for registration of transfer or exchange of the debt securities and may remove and/or appoint one or more additional security registrars. (See Sections 305 and 1002.)

     Except as otherwise provided in a prospectus supplement, there will be no service charge for any transfer or exchange of the debt securities, but you may be required to pay a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We may block the transfer or exchange of (a) debt securities during a period of 15 days prior to giving any notice of redemption or (b) any debt security selected for redemption, in whole or in part, except the unredeemed portion of any debt security being redeemed in part. (See Section 305.)

GLOBAL SECURITIES

     We may issue the debt securities of a series, in whole or in part, in the form of one or more global debt securities that we will deposit with a depositary or its nominee that we identify in the applicable prospectus supplement. We will describe the specific terms of the depositary arrangement covering the debt securities in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a global security, the depositary for the global security or its nominee will credit to accounts in its book-entry registration and transfer system the principal amounts of the debt securities represented by the global security. The underwriters or agents with respect to the debt securities or we, if the debt securities are offered and sold directly by us, will designate these accounts. Only institutions that have accounts with the depositary or its nominee and persons who hold beneficial interests through those participants may own beneficial interests in a global security. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary, its nominee or any participants of the depositary or its nominee, as the case may be. The laws of some states require that some purchasers of securities take physical delivery of securities in definitive form. These laws may limit the market, if any, for your beneficial interests in a global security.

     As long as the depositary or its nominee is the registered owner of a global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security. Except as described below, owners of beneficial interests in a global security will not be entitled to have debt securities registered in their names and will not be entitled to receive physical delivery of the debt securities in definitive form.

     We will make all payments of principal of, any premium and interest on, and any additional amounts with respect to, debt securities issued as global securities to the depositary or its nominee. Neither we nor the trustee, any paying agent or the security registrar assumes any responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a global security.

     We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment with respect to the debt securities, will immediately credit participants' accounts with payments in an amount proportionate to their respective beneficial interests in the principal amount of the global security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of the participants.

     The indenture provides that if:

     - the depositary notifies us that it is unwilling or unable to continue as depositary for a series of debt securities, or if the depositary is no longer legally qualified to serve in that capacity, and we have not appointed a successor depositary within 90 days of written notice; or

     - we determine that a series of debt securities will no longer be represented by global securities and we execute and deliver an order to that effect to the trustee;

then the global securities for that series may be exchanged for registered debt securities in definitive form. The definitive debt securities will be registered in the name or names with which the depositary instructs the trustee. (See
Section 305.)

REDEMPTION

     We will set forth any terms for the redemption of debt securities in a prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to debt securities redeemable at the option of the registered holder, debt securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the debt securities of any series or any tranche of a series are to be redeemed, the trustee will select the debt securities to be redeemed. In the absence of any provision for selection, the trustee will choose a method of random selection it deems fair and appropriate. (See Sections 1102, 1103 and 1104.)

     Debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest once you surrender the debt security for redemption. (See Section 1106.) If only part of a debt security is redeemed, the trustee will deliver to you a new debt security of the same series for the remaining portion without charge. (See Section 1107.)

     We may make any redemption conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the debt securities. (See Section 1104.)

EVENTS OF DEFAULT

     An "event of default" will occur with respect to the debt securities of any series if:

          (a) we do not pay any interest on any debt securities of the applicable series within 30 days of the due date (following any deferral allowed under the terms of the debt securities and elected by us);

          (b) we do not pay any principal of or premium on any debt securities of the applicable series on the due date;

          (c) we do not make sinking fund payments on any debt securities of the applicable series on the due date;

          (d) we default in the performance or remain in breach of a covenant, excluding default in the performance or breach of covenants solely applicable to another series of debt securities issued under the indenture, in the indenture or the debt securities of the applicable series for 90 days after we receive a written notice of default stating we are in default or breach and requiring remedy of the default or breach; the notice must be sent by either the trustee or registered holders of at least 25% in principal amount of the outstanding debt securities of the affected series;

          (e) we file for bankruptcy or other specified events in bankruptcy, insolvency, receivership or reorganization occur; or

          (f) any other event of default specified in the applicable prospectus supplement for such series occurs.

(See Section 501.)

     We will furnish the trustee with an annual statement as to our compliance with the terms, provisions and conditions in the indenture.

     No event of default with respect to a series of debt securities necessarily constitutes an event of default with respect to the debt securities of any other series issued under the indenture.

REMEDIES

  Acceleration

     If an event of default occurs and is continuing with respect to any series of debt securities, then either the trustee or the registered holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all of the debt securities of that series, together with accrued and unpaid interest thereon, to be due and payable immediately. (See Section 502.)

  Rescission of Acceleration

     After the declaration of acceleration has been made with respect to any series of debt securities and before the trustee has obtained a judgment or decree for payment of the money due, the registered holders of a majority in principal amount of the outstanding debt securities of that series, by written consent to us and the trustee, may rescind and annul such declaration and its consequences, if:

          (a) we pay or deposit with the trustee a sum sufficient to pay:

             (1) all overdue interest on the debt securities of that series, other than interest which has become due by declaration of acceleration;

             (2) the principal of and any premium on the debt securities of that series which have become due other than by declaration of acceleration and overdue interest on these amounts;

             (3) interest on overdue interest, other than interest which has become due by declaration of acceleration, on the debt securities of that series to the extent lawful; and

             (4) all amounts due to the trustee under the indenture; and

          (b) all events of default with respect to the debt securities of that series, other than the nonpayment of the principal and interest which has become due solely by the declaration of acceleration, have been cured or waived as provided in the indenture.

(See Section 502.)

     For more information as to waiver of defaults, see "-- Waiver of Default and of Compliance" below.

  Control by Registered Holders; Limitations

     If an event of default with respect to the debt securities of any series occurs and is continuing, the registered holders of a majority in principal amount of the outstanding debt securities of that series, voting as a single class, without regard to the holders of outstanding debt securities of any other series that may also be in default, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee with respect to the debt securities of that series or exercising any trust or power conferred on the trustee with respect to the debt securities of that series; provided that

          (a) the registered holders' directions do not conflict with any rule of law or the indenture;

          (b) the trustee may take any other action it deems proper which is not inconsistent with the registered holders' direction, and

          (c) the direction is not unduly prejudicial to the rights of holders of the debt securities of that series who do not join in that action. (See
     Section 512.)

     In addition, the indenture provides that no registered holder of debt securities of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for any other remedy thereunder unless:

          (a) that registered holder has previously given the trustee written notice of a continuing event of default;

          (b) the registered holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request to the trustee to institute proceedings in respect of that event of default and have offered the trustee reasonable security or indemnity against costs, expenses and liabilities incurred in complying with the request; and

          (c) for 60 days after receipt of the notice, the trustee has failed to institute a proceeding and no direction inconsistent with the request has been given to the trustee during the 60-day period by the registered holders of a majority in aggregate principal amount of outstanding debt securities of that series. (See Section 507.)

     The trustee is not required to exercise any of its rights or powers at the request or direction of any of the holders unless the holders offer the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with the request. (See Section 603.)

     However, each registered holder has an absolute and unconditional right to receive payment when due and to bring a suit to enforce that right. (See Section 508.)

     If an event of default is continuing with respect to all the series of debt securities, the registered holders of a majority in aggregate principal amount of the outstanding debt securities of all the series, considered as one class, will have the right to make such direction, and not the registered holders of the debt securities of any one of the series. (See Section 512.)

NOTICE OF DEFAULT

     The trustee is required to give the registered holders of debt securities of the affected series notice of any default under the indenture to the extent required by the Trust Indenture Act, unless the default has been cured or waived. (See Section 602.) The Trust Indenture Act currently permits the trustee to withhold notices of default (except for certain payment defaults) if the trustee in good faith determines the withholding of the notice to be in the interests of the registered holders.

WAIVER OF DEFAULT AND OF COMPLIANCE

     The registered holders of a majority in aggregate principal amount of the outstanding debt securities of any series, voting as a single class, without regard to the holders of outstanding debt securities of any other series, may waive, on behalf of all registered holders of the debt securities of that series, any past default under the indenture, except a default in the payment of principal, premium or interest, or with respect to compliance with certain provisions of the indenture that cannot be amended without the consent of the registered holder of each outstanding debt security of that series. (See Section 513.)

     Compliance with certain covenants in the indenture or otherwise provided with respect to debt securities of any series may be waived by the registered holders of a majority in aggregate principal amount of the debt securities of such series. (See Section 1006.)

CONSOLIDATION, MERGER AND CONVEYANCE OF ASSETS AS AN ENTIRETY

     We may not consolidate or merge with or into any other person, or convey, transfer or lease our properties and assets substantially as an entirety to any person and we may not permit another person to consolidate with or merge into us, unless:

          (a) the person formed by the consolidation or into which we are merged, or the person which acquires us or which leases our property and assets substantially as an entirety, is a person organized and existing under the laws of the United States of America or any State of the United States or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium and interest on all the outstanding debt securities and the performance of all of our covenants under the indenture, as supplemented; and

          (b) immediately after giving effect to the transactions, no event of default, and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing. (See
     Section 801.)

LIMITED RESTRICTIONS

     Unless we otherwise state in the prospectus supplement, the indenture does not limit our ability to incur debt and does not give holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating.

COVENANTS

     Any covenants with respect to any particular series of debt securities will be set forth in the applicable prospectus supplement.

MODIFICATION OF INDENTURE

     Without Registered Holder Consent. Without the consent of any registered holders of debt securities of any series, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

          (a) to evidence the succession of another person to us and the assumption by such person of the covenants in the indenture and the debt securities;

          (b) to add one or more covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us;

          (c) to add any additional events of default for all or any series of debt securities;

          (d) to add or change any provision of the indenture to facilitate the issuance of debt securities in bearer form, registrable or not registrable, with or without coupon and to facilitate the issuance of debt securities in uncertificated form;

          (e) to change or eliminate any provision of the indenture or to add any new provision to the indenture that does not adversely affect the interests of the registered holders;

          (f) to provide security for the debt securities of any series;

          (g) to establish the form or terms of debt securities of any series, as permitted by the indenture;

          (h) to evidence and provide for the acceptance of appointment of a separate or successor trustee; or

          (i) to cure any ambiguity, defect or inconsistency or to make any other changes with respect to any series of debt securities that do not adversely affect the interests of the holders of debt securities of that series in any material respect. (See Section 901.)

     If the Trust Indenture Act is amended after the date of the indenture so as to require changes to the indenture or so as to permit changes to, or the elimination of, provisions which, at the date of the indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed to have been amended so as to conform to the amendment of the Trust Indenture Act or to effect the changes or elimination required by the Trust Indenture Act, and Mercury General and the trustee may, without the consent of any registered holders, enter into one or more supplemental indentures to effect or evidence the same.

     With Registered Holder Consent. Subject to the following sentence, we and the trustee may, with some exceptions, amend or modify the indenture with the consent of the registered holders of at least a majority in aggregate principal amount of the debt securities of each series affected by the amendment or modification. However, no amendment or modification may, without the consent of the registered holder of each outstanding debt security affected thereby:

          (a) change the stated maturity of the principal of or interest on any debt security (other than pursuant to the terms of the debt security) or reduce the principal amount of , interest or premium payable upon redemption, or reduce the principal payable upon acceleration or change the currency in which any debt security is payable, or impair the right to bring suit to enforce any payment;

          (b) reduce the percentages of registered holders whose consent is required for any supplemental indenture or waiver; or

          (c) modify certain of the applicable provisions in the indenture relating to supplemental indentures and waivers of certain covenants and past defaults.

     A supplemental indenture which changes or eliminates any provision of the indenture expressly included solely for the benefit of holders of debt securities of one or more particular series will be deemed not to affect the interests under the indenture of the holders of debt securities of any other series.
(See Section 902.)

DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise stated in a prospectus supplement, we may, upon satisfying several conditions, cause ourselves to be:

          (a) discharged from our obligations, with some exceptions, with respect to any series of debt securities, which we refer to as "defeasance"; and

          (b) released from our obligations under specified covenants with respect to any series of debt securities, which we refer to as "covenant defeasance."

     One condition we must satisfy is the irrevocable deposit with the trustee, in trust, of an amount of money and/or government obligations which, through the scheduled payment of principal and interest on those obligations, would provide sufficient moneys to pay the principal of and any premium and interest on those debt securities on the maturity dates of the payments or upon redemption.

     The indenture permits defeasance with respect to any series of debt securities even if a prior covenant defeasance has occurred with respect to the debt securities of that series. Following a defeasance, payment of the debt securities defeased may not be accelerated because of an event of default. Following a covenant defeasance, payment of the debt securities may not be accelerated by reference to the specified covenants affected by the covenant defeasance. However, if an acceleration were to occur, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the respective debt securities, since the required deposit in the defeasance trust would be based upon scheduled cash flows rather than market value, which would vary depending upon interest rates and other factors.

     Under current United States federal income tax law, the defeasance contemplated in the preceding paragraphs would be treated as an exchange of the relevant debt securities in which holders of the debt securities might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would be required after the defeasance to include in income might be different from that which would be includible in the absence of the defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

     Under current United States federal income tax laws, unless accompanied by other changes in the terms of the debt securities, covenant defeasance generally should not be treated as a taxable exchange.

RESIGNATION AND REMOVAL OF THE TRUSTEE

     The trustee with respect to any series of debt securities may resign at any time by giving written notice to us. The trustee may also be removed with respect to the debt securities of any series by act of the registered holders of a majority in principal amount of the then outstanding debt securities of such series, and in certain circumstances may be removed by us. No resignation or removal of the trustee, and no appointment of a successor trustee, will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the indenture. (See Section 610.)

CERTAIN TAX MATTERS

     We will describe U.S. federal income tax considerations applicable to debt securities in the applicable prospectus supplement, as appropriate.

MISCELLANEOUS PROVISIONS

     The indenture provides that certain debt securities, including those for which payment or redemption money has been deposited or set aside in trust, will not be deemed to be "outstanding" in determining whether the registered holders of the requisite principal amount of the outstanding debt securities have given or taken any demand, direction, consent or other action under the indenture as of any date, or are present at a meeting of registered holders for quorum purposes. (See Section 101.)

     We are entitled to set any day as a record date for the purpose of determining the registered holders of outstanding debt securities of any series entitled to give or take any demand, direction, consent or other action under the indenture, in the manner and subject to the limitations provided in the indenture. In certain circumstances, the trustee also is entitled to set a record date for action by registered holders of any series of outstanding debt securities. If a record date is set for any action to be taken by registered holders of particular debt securities, the action may be taken only by persons who are registered holders of the respective debt securities on the record date. (See Section 104.)

GOVERNING LAW

     The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York. (See Section 112.)

INFORMATION CONCERNING THE TRUSTEE

     Subject to the provisions of the Trust Indenture Act, the trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of the debt securities unless the holders offer the trustee reasonable security or indemnity against the costs, expenses and liabilities which might result. The trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in performing its duties if the trustee reasonably believes that it is not reasonably assured of repayment or adequate indemnity. (See Section 601).

     An affiliate of the trustee may be one of the underwriters, agents or dealers through whom we sell debt securities.

                              PLAN OF DISTRIBUTION

     We may sell the debt securities described in this prospectus from time to time in one or more transactions

          (a) to purchasers directly;

          (b) to or through underwriters for public offering and sale by them;

          (c) through agents;

          (d) through dealers; or

          (e) through a combination of any of the foregoing methods of sale.

     We may distribute the debt securities from time to time in one or more transactions at:

          (a) a fixed price or prices, which may be changed;

          (b) market prices prevailing at the time of sale;

          (c) prices related to such prevailing market prices; or

          (d) negotiated prices.

     We will state in the applicable prospectus supplement the terms of the offering of the debt securities, including the name or names of any underwriters, dealers or agents, the purchase price of the debt securities and the proceeds we will receive from the sale, any underwriting discounts and commissions and other items constituting underwriters compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. We may change the initial public offering price, discounts or concessions allowed or reallowed or paid to dealers from time to time.

  Direct Sales

     We may sell the debt securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the debt securities.

  To Underwriters

     Underwriters will purchase the debt securities for their own account and may re-offer and re-sell the debt securities at a fixed price or prices, which may be changed, or from time to time at market prices, prices related to prevailing market prices or at negotiated prices. Underwriters may be deemed to have received compensation from us from sales of debt securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of debt securities for whom they may act as agent.

     Underwriters may sell debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and may also receive commissions which may be changed from time to time from the purchasers for whom they may act as agent.

     Debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by managing underwriters.

     Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase debt securities or any series of debt securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such debt securities if any are purchased.

  Through Agents and Dealers

     We may authorize agents to solicit offers to purchase our debt securities from time to time. We will name any agent involved in a sale of debt securities, as well as any commissions payable by us to such agent, in a prospectus supplement. Unless we indicate differently in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

     We may also utilize a dealer in the sale of the debt securities being offered pursuant to this prospectus and, in that case, we will name the dealer and the terms of the transaction in the applicable prospectus supplement. If we sell the debt securities to the dealer as principal, the dealer may resell them to the public at varying prices to be determined by the dealer at the time of resale.

  General Information

     Underwriters, dealers and agents who may participate in a sale of the debt securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may have or execute agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses, including contributions with respect to payments which the underwriters, dealers and agents may be required to make.

     Underwriters, dealers or agents and their associates may be customers of, engage in transactions with or perform services for us and/or our affiliates in the ordinary course of business.

     Unless we indicate differently in a prospectus supplement, we will not list the debt securities on any securities exchange. The debt securities will be a new issue of debt securities with no established trading market. Any underwriters that purchase debt securities for public offering and sale may make a market in such debt securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We make no assurance as to the liquidity of or the trading markets for any debt securities.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by KPMG LLP, independent auditors, as stated in their reports, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     Latham & Watkins, Los Angeles, California, will pass upon the validity of the debt securities offered pursuant to this prospectus for Mercury General.

                      WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

     Mercury General files reports, proxy statements and other information with the SEC. Information we file with the SEC can be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549.

     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that web site is http://www.sec.gov.

     Our common stock is listed on the New York Stock Exchange (NYSE: MCY), and reports, proxy statements and other information concerning us can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Our web site address is http://www.mercuryinsurance.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

     This prospectus is part of a registration statement that we filed with the SEC. The full registration statement may be obtained from the SEC or us. The indenture is filed as an exhibit to the registration statement. Statements in this prospectus about the indenture are summaries. You should refer to the actual document for a more complete description of the indenture and the debt securities.

INCORPORATION BY REFERENCE

     The rules of the SEC allow us to incorporate information into this prospectus by reference, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. Specifically, this prospectus incorporates by reference the documents listed or described below that have been previously filed or we will file with the SEC. These documents contain important information about us which you are encouraged to read.

     - Our Annual Report on Form 10-K for the year ended December 31, 2000;

     - our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2001;

     - our Proxy Statement filed on March 28, 2001; and

     - all documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of any offering of debt securities.

     You may request a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless the exhibits are specifically incorporated by reference in the documents) by writing or telephoning at the following address or telephone number:

                          Mercury General Corporation
                            4484 Wilshire Boulevard
                         Los Angeles, California 90010
                           Attention: Gabriel Tirador
                                 (323) 937-1060

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                                  $125,000,000

                          MERCURY GENERAL CORPORATION

                                 [MERCURY LOGO]

                          7.25% SENIOR NOTES DUE 2011

                           -------------------------
                             PROSPECTUS SUPPLEMENT

                                 AUGUST 2, 2001
                           -------------------------

                         BANC OF AMERICA SECURITIES LLC

                              MERRILL LYNCH & CO.

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